Mail Stop 3561

May 9, 2008

Mr. Manuel G. Estrada
Chief Financial Officer
11 North Water Street, Suite 18290
Mobile, Alabama 36602

> **Re:** **International Shipholding Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 9, 2007**
> **File No. 001-10852**

Dear Mr. Estrada:

We have reviewed your response letter dated April 23, 2008 and amended Form 10-K for the year ended December 31, 2007 filed on April 30, 2008, and have the following comments. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K/A for the year ended December 31, 2007

1. We note that on April 30, 2008, you filed an amended Form 10-K for the year ended December 31, 2007 to include the financial statements of BCH for 2005 (audited) and the partial financial statements for the nine months ended September 30, 2006 (unaudited). However, we note your disclosure on page 2 that the partial financial statements for the nine months ended September 30, 2006 are prepared in accordance with Singapore Financial Reporting Standards and because they are not prepared in accordance with U. S. Generally Accepted Accounting Principles they should not be relied upon. Please note that in accordance with Rule 3-09 of Regulation S-X, you should present the investee's financial statements in accordance with U.S. GAAP, or alternatively, present the investee's local GAAP financial statements that include a reconciliation to U.S. GAAP. Also, you may not state anywhere in the filing that these financial statements should not be relied upon. Please amend your Form 10-K for the year ended December 31, 2007 to present the BCH partial financial statements for the nine months ended September 30, 2006, in accordance with US GAAP or with a US GAAP reconciliation, accordingly. In this regard, if a waiver of a financial statement requirement under Rule 3-09 of Regulation S-X is desired, a separate request for such waiver must be addressed to the Office of the Chief Accountant within the Division of Corporation Finance. This request should include a detailed discussion of your rationale or reasons for requesting the waiver of a financial statement required under Rule 3-09 of Regulation S-X.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief